SWS GROUP, INC.

1201 ELM STREET

SUITE 3500

DALLAS, TEXAS 75270

PHONE NUMBER: 214/859-1800

FAX NUMBER: 214/859-9309

July 9, 2014

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

Form 10-K for Fiscal Year Ended June 30, 2013

Filed September 5, 2013

File No. 000-19483

Dear Ms. Hayes:

This letter sets forth the response of SWS Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the letter dated June 24, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2013 (the “Form 10-K”).

For the convenience of the Staff, set forth below are each of the Staff’s comments included in the Comment Letter followed by the Company’s response thereto set forth immediately after such comment.

Form 10-K for Fiscal Year ended June 30, 2013

Item 1A. Risk Factors, page 15

1.	We note your response to comment one and continue to believe that your agreements with Hilltop and Oak Hill, the outstanding shares and warrants, and their board representation result in significant influence, if not significant control, warranting risk factor disclosure. Please provide risk factor disclosure in future filings describing the control these parties can exert over your business.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it will include the following risk factor in “Item 1A. Risk Factors” of its Annual Report on Form 10-K for Fiscal Year ended June 30, 2014:

Ms. Suzanne Hayes

Assistant Director

July 9, 2014

Agreements with Hilltop Holdings, Inc. (“Hilltop”) and Oak Hill Capital Partners III, L.P. (“OHCP”) and Oak Hill Capital Management Partners III, L.P. (collectively with OHCP, “Oak Hill”) provide them with influence over certain matters requiring director and stockholder approval. In connection with loans made under the Credit Agreement by and among Oak Hill, Hilltop (the “Investors”) and the Company, dated as of July 29, 2011 (the “Credit Agreement”), the Investors were each issued warrants to purchase an aggregate of 8,695,652 shares of the Company’s common stock (the “Warrants”). For each Investor, the Warrants represent approximately 17% of the Company’s common stock (assuming that all of the Warrants are exercised in full). The Investors have the right to exercise the Warrants to purchase shares of the Company’s common stock pursuant to an agreed upon exercise price.

Pursuant to an Investor Rights Agreement, by and between the Investors and the Company, dated as of July 29, 2011 (the “Investor Rights Agreement”), each of the Investors has the right to appoint one representative of the Investor to serve as a member of the Company’s Board of Directors, and one representative of the Investor to serve as an observer of the Board of Directors. The Company’s Board of Directors consists of 10 directors, five of whom qualify as independent under the New York Stock Exchange listing standards and two directors who were appointed by the Investors. The representatives of Oak Hill and Hilltop appointed to serve as members of the Board of Directors, share in the duties of the Board of Directors by participating in and voting during board meetings.

The Credit Agreement with the Investors contains certain covenants, including a covenant that prohibits the Company from prepaying the loan other than following a period during which the closing price for the Company’s common stock exceeds 150% of the exercise price of the warrants (or $8.625) for 20 out of any 30 consecutive trading days and a covenant that prohibits the Company from undergoing a “Fundamental Change,” which includes any merger, amalgamation or consolidation. These provisions were entered into on an “arms-length” basis under the Credit Agreement.

As a result of the Warrants, Investor Rights Agreement and the Credit Agreement, the Investors have influence over certain matters requiring director and stockholder approval, including, among other things, any merger, consolidation or sale of all or substantially all of the Company’s assets and the election of certain members of the Company Board of Directors.

Ms. Suzanne Hayes

Assistant Director

July 9, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 56

2.	We note your response to comment two. Please revise the descriptions of the credit agreements to name the creditors.

Response: The Company acknowledges the Staff’s comment and has included a table below that identifies the creditors for the Company’s unsecured line of credit, letter of credit agreement and revolving credit facility, from the Form 10-K under Item 7 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Brokerage”:

	Broker	Revolving
	Loan Line	Credit Facility
	Secured		Unsecured	Total Available
	(Uncommitted)	(Committed)	Line of Credit	Borrowings
Harris Bank	$75,000,000	$—	$—	$75,000,000
JP Morgan	200,000,000	—	20,000,000	220,000,000
Bank of America	75,000,000	45,000,000	—	120,000,000
Bank of New York	25,000,000	—	—	25,000,000

	$375,000,000	$45,000,000	$20,000,000	$440,000,000

				Letter of Credit
Bank of America				$75,000,000

Item 11. Executive Compensation, page 70

Compensation Discussion and Analysis

3.	We note that in your response to comment three, with respect to Mr. Ross and Ms. Hodges, you state that you did not disclose the pre-tax income budget because the budget was not used by the Compensation Committee in determining the amount of the cash incentive because the Company was not profitable in 2013. Please note that if the pre-tax income budget was a target for the purpose of determining incentive compensation, it is required disclosure. The fact that you did not pay incentive compensation because the goal was not met is not relevant in determining whether to disclose the goal. Please confirm that you will provide incentive compensation goals in future filings or provide more information about why the goal was not used.

Ms. Suzanne Hayes

Assistant Director

July 9, 2014

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose incentive compensation goals for the most recently completed performance period in future filings for its named executive officers that are not in charge of a business unit, except to the extent that it would potentially cause competitive harm to the Company.

4.	We note your response to comment four. Please disclose the “other non-financial goals and objectives” and the “financial risk management objective” that resulted in incentive compensation to Ms. Hodges.

Response: As stated in the Company’s previous response to comment four, the other non-financial goals that were used to determine Ms. Hodges’ compensation included among other things, maintaining appropriate insurance coverage, implementing operational best practices, and managing accounting, investor relations, operations, IT, facility, tax and treasury departments. The goals for these non-financial areas are subjective factors that are considered by the Compensation Committee rather than objective goals and therefore there are no targets to disclose. These are roles that Ms. Hodges was responsible for in addition to her role as Chief Financial Officer and the Compensation Committee felt that she should be rewarded for continuing to go above and beyond in those areas. In the future the Company will disclose the non-financial goals and objectives more accurately as subjective considerations, in addition to the Chief Financial Officer’s job duties, that are considered by the Board of Directors and the Compensation Committee in their discretion in determining the amount of the Chief Financial Officer’s compensation.

As to the financial risk management objective, the Company over the past few years has dedicated significant resources to enterprise risk management. The Company’s Board of Directors set a specific goal for Ms. Hodges for fiscal 2013 to ensure that a plan was in place to develop a formal, comprehensive, board-approved enterprise risk management program with designated board approved policies and procedures articulating the Company’s pre-defined risk appetite or approach to risk identification and mitigation or acceptance. The plan was to include targeted dates for implementation of the enterprise risk management program.

The Board of Directors determined at the end of fiscal 2013 that an enterprise risk management plan was well-documented and included board-approved policies clearly identifying the scope, structure, responsibilities, and level of resource allocation. The Board of Directors also determined that policies to communicate the breadth of the program and also identify the types of risks applicable to the Company’s operations were in place or substantially in progress.

*****

Ms. Suzanne Hayes

Assistant Director

July 9, 2014

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions regarding the Company’s responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (214) 859-9343 at your convenience.

Very truly yours,

/s/ J. Michael Edge

J. Michael Edge

Interim Chief Financial Officer